Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Southcore's debut in Caricom

            (TSX: NTI; OTCBB: NTLNF)

            TORONTO, Oct. 15 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, announced today that its Working Capital Engine(TM) product suite was featured in a presentation by Southcore Technologies Ltd. during the recent "Developing
Financing Solutions For the ICT Clusters in Trinidad and Tobago." This
symposium was hosted by Evolving TecKnologies and Enterprise Development
Company (eTecK), a state company with a mandate to diversify the energy-based economy of the Republic of Trinidad and Tobago (www.eteck.co.tt).
            The symposium was the first of its kind in Trinidad and Tobago, a landmark occasion bringing together the country's leading Information &
Communication Technology (ICT) firms and locally-based education, research institutes and associations. Delivering the feature address, Minister of Trade and Industry Mariano Browne said his Government was committed to a public-private partnership which would help innovative ICT entrepreneurs with their growth.
            ETeck has been mandated to develop a high tech and high knowledge intensive industry. In making this decision, the Ministry recognized that a more developed and competitive ICT sector, in addition to being a key service sector in its own right, is also critical to the promotion of sustained growth in other industries. The ICT sector now contributes an average of three per cent to Trinidad & Tobago's GDP each year.
            "We appreciate the participation in our ICT symposium by Southcore
Technologies and their partners The Pan Pacific Group International and
Northcore Technologies. Exploring the benefits of Northcore's GE Asset Manager
LLC joint venture, from the perspectives of both an investor and an entrepreneur, was a valuable contribution to our session. The formation of ICT sector joint ventures is a model for growth that is of clear interest to us,"
said Angela Hordatt, Vice President, Business Development at eTecK

            <<
            About Northcore Technologies Inc.
            ---------------------------------
            >>

            Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage and sell their capital equipment. Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
            Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
            Additional information about Northcore can be obtained at
www.northcore.com.

            <<
            About Southcore Technologies Ltd.
            ---------------------------------
            >>

            Southcore Technologies is a joint venture that combines the business network of Pan Pacific Group International with the Working Capital Engine(TM)
product suite and implementation expertise of Northcore.
            Additional information about Southcore can be obtained at
www.southcoretechnologies.com.

            This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

            %SEDAR: 00019461E          %CIK: 0001079171

            /For further information: Southcore Technologies Ltd.: Francis Bertrand,
BSC,MBA,CIQM, General Manager, Trinidad & Tobago, Tel: 1-868-740-3927, E-Mail:
fbertrand(at)southcoretechnologies.com; Northcore Technologies Inc.: Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
            (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 13:51e 15-OCT-09